08000981

Office of International Corporate Finance

Securities and Exchange Commission

Room 3628 100F Street North East

Washington DC 20549

United States of America

15th February 2008

Dear Sirs

SUPPL

Re: File Number 82-2971

New World Development Co Ltd

<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 6 February 2008 and 31 January 2008 in connection with the Company in duplicate for your files.

Yours truly

For and on behalf of

New World Development Co Ltd

Aldous Chiu

Encl.

AC/kh

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 0017)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0917)

CONNECTED TRANSACTION

SHAREHOLDERS AGREEMENT OF WORLD TARGET DEVELOPMENT LIMITED

Shareholders Agreement

Pursuant to the Shareholders Agreement, Smart Creation and Fast Plus have agreed to use World Target as their joint venture vehicle to engage in the development of properties in the PRC, and other ancillary business.

Connected Transaction of NWD and NWCL

As at the date of this announcement, NWD directly and indirectly through its subsidiaries held approximately 70% interests in the issued share capital of NWCL, and CTF held approximately 37.02% interests in NWD. CTF and Fast Plus are wholly-owned subsidiaries of Centennial which is a connected person of NWD and NWCL. Accordingly, the entering into the Shareholders Agreement by Smart Creation constitutes a connected transaction of NWD and NWCL under the Listing Rules. As the ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Shareholders Agreement are less than 2.5% for each of NWD and NWCL, the transaction contemplated under the Shareholders Agreement is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under the Listing Rules so far as each of NWD and NWCL is concerned.

THE SHAREHOLDERS AGREEMENT

Date

6th February 2008

Parties

(1) Smart Creation, an indirect wholly-owned subsidiary of NWCL;

(2) Fast Plus, a wholly-owned subsidiary of Centennial; and

(3) World Target.

Business and operation of the Joint Venture

World Target was incorporated on 10th August 2007 in Hong Kong with a fully paid-up capital of HK$100, which is owned as to 50% by Smart Creation and 50% by Fast Plus respectively. There was no other capital commitment to World Target as at the date of its incorporation. World Target is regarded as a jointly controlled entity in the accounts of NWD and NWCL. As at the date of this announcement, World Target owns the entire interest in Tianjin New World.

The principal business of World Target is to engage in the development of properties in the PRC and other business to be determined and approved by its board from time to time. To pursue the aforesaid principal business, World Target intends to acquire development rights of land in the PRC by bidding in public auction through the vehicle of Tianjin New World and other project companies to be established.

Tianjin New World is a wholly foreign owned enterprise incorporated in the PRC on 28th December 2007 with a registered capital of HK$700,000,000. The total investment amount of Tianjin New World is HK$700,000,000. Up to the date of the announcement, the registered capital of the Tianjin New World remains unpaid. Tianjin New World does not own any assets and has not engaged in any business since its incorporation.

At the date of incorporation of Tianjin New World, each of Smart Creation and Fast Plus was not under a commitment to contribute to the registered capital of HK$700,000,000 of Tianjin New World. World Target is required to contribute to 15% of the registered capital of Tianjin New World within 3 months of the establishment of Tianjin New World. In the event that Tianjin New World fails to acquire any development rights of land, World Target will not pay up the registered capital of Tianjin New World within the prescribed time and will de-register Tianjin New World, each of Smart Creation, Fast Plus and World Target will not be penalized or bear any other adverse consequence under the PRC laws.

Funding of the Joint Venture

Each of Smart Creation and Fast Plus agreed to make initial loan up to a maximum amount of HK$350,000,000 to World Target for contribution to the registered capital of Tianjin New World. Such loan will bear interest at the prevailing market rate or such other rate to be determined by Smart Creation, Fast Plus and World Target. Smart Creation will satisfy the said initial loan of HK$350,000,000 with NWCL's internal resources. There is no further capital commitment to World Target. In the event that Smart Creation is required to make further capital commitment for the project of World Target, NWD and NWCL will fully comply with the Listing Rules and further announcement will be made as and when appropriate in accordance with the Listing Rules. It is the present intention of the parties to the Shareholders Agreement that they will use their best endeavours to procure World Target to raise further financings, if required, by loans and other facilities from banks and financial institutions for its business operation and development.

Management of the Joint Venture

The overall management of World Target shall be managed by the board of directors of World Target. The board of directors of World Target shall comprise of 4 directors. Each of Smart Creation and Fast Plus shall have the right, but not the obligation, to nominate 2 directors respectively. The chairman of the board of directors of World Target shall be appointed by the directors of World Target in meetings, who shall be entitled to a second or casting vote at any meeting of the board of directors of World Target.

INFORMATION RELATING TO NWD, NWCL AND SMART CREATION

The core businesses of NWD and its subsidiaries include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

NWCL and its subsidiaries are principally engaged in property development, property related investment as well as rental and hotel operation in the PRC.

Smart Creation is an investment holding company. It does not conduct any business activity or hold any asset except the holding of the 50% equity interest in World Target.

INFORMATION RELATING TO FAST PLUS

Fast Plus is an investment holding company. Its sole business is the holding of 50% equity interest in World Target.

REASONS FOR ENTERING INTO THE SHAREHOLDERS AGREEMENT

The directors (including the independent non-executive directors) of NWD and NWCL believe that the entering into the Shareholders Agreement will regulate the rights and obligation of the shareholders of World Target. The strategic alliance with Fast Plus will enhance NWCL to identify and acquire quality land in the PRC for property development and strengthen its investments in the property market there.

The directors (including the independent non-executive directors) of NWD and NWCL consider that the terms of the Shareholders Agreement are fair and reasonable and in the interests of their respective companies and shareholders as a whole and are entered into on an arm's length basis, on normal commercial terms and on terms no more favourable to Fast Plus.

LISTING RULES IMPLICATIONS

As at the date of this announcement, NWD directly and indirectly through its subsidiaries held approximately 70% interests in the issued share capital of NWCL, and CTF held approximately 37.02% interests in NWD. CTF and Fast Plus are wholly-owned subsidiaries of Centennial which is a connected person of NWD and NWCL. Accordingly, the entering into the Shareholders Agreement by Smart Creation constitutes a connected transaction of NWD and NWCL under the Listing Rules. As the ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Shareholders Agreement are less than 2.5% for each of NWD and NWCL, the transaction contemplated under the Shareholders Agreement is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under the Listing Rules so far as each of NWD and NWCL is concerned.

DEFINITIONS

Unless the context otherwise requires, capitalised terms used in this announcement shall have the following meanings:

"Centennial"	Centennial Success Limited, a company incorporated in British Virgin Islands
"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Centennial
"Fast Plus"	Fast Plus Investments Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Centennial
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange
"PRC"	the People's Republic of China
"Shareholders Agreement"	the shareholders agreement dated 6th February 2008 entered into between Smart Creation, Fast Plus and World Target
"Smart Creation"	Smart Creation Group Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of NWCL
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tianjin New World"	天津新世界環渤海房地產開發有限公司 (Tianjin New World Pan Bo Hai Real Estate Development Co. Ltd.*)
"World Target" and "Joint Venture"	World Target Development Limited, a company incorporated in Hong Kong with limited liability
"%"	per cent.

By order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board
New World China Land Limited
Ngan Man-ying Lynda
Company Secretary

Hong Kong, 6th February 2008

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) five non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Yue-pui, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors NWCL comprises (a) nine executive directors, namely Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

* *The unofficial English transliteration or translation is for identification purposes only.*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 0017)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0917)

CONNECTED TRANSACTION

AGREEMENTS FOR THE INCREASE IN REGISTERED CAPITAL OF NEW WORLD ZHONGHONG PROPERTY CO., LTD.

The respective boards of directors of NWD and NWC announced that on 31st January 2008, Starluxe Enterprises, an indirect wholly-owned subsidiary of NWC, entered into the Agreements with Hainan Zhonghong in respect of the increase in registered capital of New World Zhonghong, a company in which Starluxe Enterprises and Hainan Zhonghong have 70% and 30% beneficial interest, respectively.

Owing to the fact that Hainan Zhonghong is a substantial shareholder of certain subsidiaries of NWC and hence is a connected person of NWC within the meaning of the Listing Rules, the entering into the Agreements therefore constitutes a connected transaction of NWC under the Listing Rules. At the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into the Agreements by Starluxe Enterprises also constitutes a connected transaction of NWD.

As the applicable percentage ratio (as defined under Rule 14A.10 of the Listing Rules) in respect of the accumulative capital commitment made by Starluxe Enterprises to New World Zhonghong is more than 0.1% but less than 2.5%, the entering into the Agreements is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules. Relevant details of the Agreements will also be included in the next published annual report and accounts of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

AGREEMENTS FOR THE INCREASE IN REGISTERED CAPITAL OF NEW WORLD ZHONGHONG

The respective boards of directors of NWD and NWC announced that on 31st January 2008, Starluxe Enterprises, an indirect wholly-owned subsidiary of NWC, entered into the Agreements with Hainan Zhonghong for the purpose of amending the joint venture contract and the articles of association of New World Zhonghong for the increase in the registered capital of New World Zhonghong, a company in which Starluxe Enterprises and Hainan Zhonghong have 70% and 30% beneficial interest, respectively.

Pursuant to the Agreements, the registered capital of New World Zhonghong will increase from RMB166,666,000 (equivalent to approximately HK$177,304,255) to RMB350,000,000 (equivalent to approximately HK$372,340,426). Starluxe Enterprises and Hainan Zhonghong will contribute RMB128,333,800 (equivalent to approximately HK$136,525,319) and RMB55,000,200 (equivalent to approximately HK$58,510,851), respectively to the registered capital of New World Zhonghong in proportion to their respective equity interests in New World Zhonghong.

The increase in registered capital of New World Zhonghong is subject to the approval from relevant government authority and if such approval is obtained, the additional registered capital will be paid up as to 20% within three months after the issue of a business licence to New World Zhonghong reflecting the increase in the registered capital and the balance will be paid up within one year. It will normally take about two months for the issue of business licence after an application has been made for an increase in registered capital. Upon completion of the capital increase, NWC will be interested in 70% of the registered capital of New World Zhonghong, amounting to RMB245,000,000 (equivalent to approximately HK$260,638,298). New World Zhonghong will continue to be accounted for as a subsidiary of NWD and NWC.

The amount to be paid up in cash by Starluxe Enterprises pursuant to the Agreements will be financed by the internal resources of NWC. There is no further capital commitment to New World Zhonghong in the foreseeable future.

REASONS FOR ENTERING INTO THE AGREEMENTS

On 23rd April 2007, NWD and NWC announced that Starluxe Enterprises will form a joint venture company with Hainan Zhonghong in the PRC to engage in land improvement and development works in respect of the Land. The joint venture company was subsequently incorporated under the name of New World Zhonghong on 19th July 2007. It was intended at the time of formation of New World Zhonghong that the parties would finance the development cost of the Land in form of capital and shareholders' loan. Owing to the change of the financing plan of New World Zhonghong, Starluxe Enterprises agreed with Hainan Zhonghong to contribute further capital, instead of shareholders' loan, to New World Zhonghong in proportion to their respective equity interest in New World Zhonghong.

The directors of NWD and NWC (including their respective independent non-executive directors) believe that it is in the interest of NWD and NWC to fund the additional capital requirement of New World Zhonghong by entering into the Agreements which are on normal commercial terms, fair and reasonable and in the interests of the respective shareholders of NWD and NWC as a whole.

INFORMATION RELATING TO NWD AND NWC

The core businesses of NWD include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWC is principally engaged in property development, property related investment as well as rental and hotel operation in the PRC.

INFORMATION RELATING TO HAINAN ZHONGHONG

Hainan Zhonghong is principally engaged in the property development and investment business in the PRC.

CONNECTED PERSON

Hainan Zhonghong is a connected person of NWC by virtue of its holding of 30% interest in New World Zhonghong, 10% interest in 湖南成功新世紀投資有限公司 (Hunan Success New Century Investment Company Limited*), an indirect 90% owned subsidiary of NWC, and 20% interest in 長沙香湘海房地產開發有限公司 (Changsha Xiangxianghai Housing Development Co., Ltd.*), an indirect 80% owned subsidiary of NWC. Accordingly, the transaction contemplated under the Agreements constitutes a connected transaction of NWC pursuant to the Listing Rules. At the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into the Agreements by Starluxe Enterprises also constitutes a connected transaction of NWD.

As the applicable percentage ratio (as defined under Rule 14A.10 of the Listing Rules) in respect of the accumulative capital commitment made by Starluxe Enterprises to New World Zhonghong amounting to RMB245,000,000 (equivalent to approximately HK$260,638,298) is more than 0.1% but less than 2.5%, the entering into the Agreements is only subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. Relevant details of the Agreements will also be included in the next published annual report and accounts of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules. Apart from the initial capital commitment made to New World Zhonghong at the time of its establishment amounting to RMB116,666,200 (equivalent to approximately HK$124,112,979), there is no other aggregation issue for the additional capital contribution to be made under the Agreements pursuant to Rule 14A.25 of the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Agreements"	agreements dated 31st January 2008 entered into between Starluxe Enterprises and Hainan Zhonghong relating to the amendment of the joint venture contract and the articles of association of New World Zhonghong for the increase in the registered capital of New World Zhonghong
"Hainan Zhonghong"	海南中泓投資有限公司 (Hainan Zhonghong Investments Company Limited*)
"HK$"	Hong Kong Dollars
"Land"	a piece of land located to the south of Laodong East Road, to the west of the Guitang River, to the east of Guitang Road/Shumuling Road and to the north of Qutang Road, Yuhua District, Changsha City, Hunan Province, the PRC with an area of approximately 215 mu (equivalent to approximately 143,333 square metres)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"New World Zhonghong"	新世界中泓地產有限公司 (New World Zhonghong Property Co., Ltd.*)
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"PRC"	the People's Republic of China
"Starluxe Enterprises"	Starluxe Enterprises Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of NWC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 31st January 2008

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) five non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Yue-pui, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWC comprises (a) nine executive directors, namely Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

** for identification purposes only*

For the purpose of this announcement, the translation of RMB into HK$ is based on the approximate exchange rate of RMB0.94 = HK$1.00.

END